Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Uranium Royalty Corp. (“URC” or the “Company”)

Suite 1830 – 1188 West Georgia Street

Vancouver, BC V6E 4A2

Item 2	Date of Material Change

August 1, 2025

Item 3	News Release

On August 1, 2025, a news release in respect of the material change was disseminated through Canada Newswire and a copy thereof has been filed on SEDAR+.

Item 4	Summary of Material Change

On August 1, 2025, Andrew Marshall was appointed as the Company’s Chief Financial Officer and Corporate Secretary.

Item 5	Full Description of Material Change

On August 1, 2025, Andrew Marshall was appointed as Chief Financial Officer and Corporate Secretary of the Company. Upon such appointment, he will be replacing Josephine Man, who is leaving the Company in 2025 to pursue other opportunities.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Andrew Marshall

Chief Financial Officer and Corporate Secretary

Phone: 604-396-8222

Item 9	Date of Report

August 1, 2025